UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

JUPITER GLOBAL HOLDINGS, CORP.
(Exact name of registrant as specified in its charter)

Commission File Number 000-27233

62 WEST 8TH AVENUE, 4TH FLOOR,
VANCOUVER, BRITISH COLUMBIA, CANADA, V5Y 1M7
(principal executive offices)

(604) 682-6541
(Registrant's telephone number, including area code)

Common Stock, par value $.0001 Per Share
(Title of each class of securities covered by this form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☒	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:  157

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter)has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JUPITER Global Holdings Corp.

Date: April 21, 2006	By:	/s/ Ray Hawkins
Ray Hawkins
Chief Executive Officer